Exhibit 99.1

ASCENTAGE PHARMA REPORTS FULL YEAR 2025 UNAUDITED FINANCIAL RESULTS AND PROVIDES BUSINESS UPDATES

●	Product sales and commercial rights revenues in 2025 increased 90% year-over-year to US$82.1 million (RMB574.1 million)

●	Sales of Olverembatinib increased 81% year-over-year to US$62.2 million (RMB435.3 million)

●	Sales of Lisaftoclax since launch during last five months of 2025 were US$10.1 million (RMB 70.6 million)

●	Nine registrational Phase III clinical trials are in progress worldwide, including four cleared by FDA and EMA

●	Chinese (Mandarin) investor event with simultaneous conference call and webcast at 10:00 am HKT on March 26, 2026 / 10:00 pm EDT on March 25, 2026; and English language investor webcast at 8:00 am EDT / 8:00 pm HKT on March 26, 2026

ROCKVILLE, MD and SUZHOU, China, March 25, 2026 – Ascentage Pharma Group International (Ascentage Pharma) (NASDAQ: AAPG; HKEX: 6855) (referred hereinto as “Ascentage Pharma,” the “Company,” “we,” “us” or “our”), a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer, today reported its unaudited financial results for the year ended December 31, 2025, and provided updates on key ongoing clinical programs and commercial activities.

Dr. Dajun Yang, Chairman and Chief Executive Officer of Ascentage Pharma, said, “2025 was a year of significant execution in advancing our mission to deliver innovative therapies to patients worldwide. We advanced our commercialization strategy as Olverembatinib gained significant traction after receiving NRDL coverage expansion, which has markedly enhanced affordability and accessibility for patients in China. We launched Lisaftoclax in China in late July 2025 shortly after receiving regulatory approval and are gaining market adoption as we actively pursue the inclusion of Lisaftoclax in China’s NRDL.”

Dr. Yang continued, “Multiple advancements are continuing across our de-risked late-stage pipeline. For our third-generation tyrosine kinase inhibitor Olverembatinib, three global registrational Phase III trials, of which two are U.S. Food and Drug Administration (FDA) and European Medicines Agency (EMA) cleared, are underway. Our Bcl-2 selective inhibitor, Lisaftoclax, with its highly differentiated daily dose ramp up, is being evaluated in ongoing global registrational Phase III trials, including two cleared by the FDA and EMA.”

Key Commercial Product and Pipeline Updates

Olverembatinib (HQP1351) is a novel, next-generation TKI and the first third-generation BCR-ABL1 TKI approved in China for treatment of patients with chronic myeloid leukemia (CML) in chronic-phase (-CP) or CML in accelerated phase (-AP) with T315I mutations, and in CML-CP that is resistant and/or intolerant to first and second-generation TKIs.

Commercial progress

●	Revenue from sales of Olverembatinib in China increased 80.6% to US$62.2 million for the year ended December 31, 2025, compared to US$33.0 million for the year ended December 31, 2024.

●	All approved indications for Olverembatinib have been covered since January 2025 by China’s NRDL, which has bolstered the affordability and accessibility of Olverembatinib.

●	The number of hospitals where Olverembatinib is on formulary in Direct-to-Patient, or DTP, pharmacies reached 825 as of December 31, 2025, a 12.4% increase compared to 734 as of December 31, 2024. In particular, the number of hospitals where Olverembatinib is on formulary increased approximately 36.5% over the same period to 355 hospitals as of December 31, 2025 from 260 hospitals as of December 31, 2024.

Clinical progress

●	Enrollment continues in a FDA and EMA-cleared, global registrational Phase III clinical trial of Olverembatinib in combination with chemotherapy versus investigator choice TKI in combination with chemotherapy in first-line Philadelphia chromosome-positive ALL (Ph+ ALL) patients (POLARIS-1). The Part 1 data from POLARIS-1 was presented at the 67th 2025 American Society of Hematology Annual Meeting and demonstrated an MRD-negative CR rate of 64.2% by the end of the induction therapy and a favorable safety profile to date.

●	Enrollment continues in a FDA and EMA-cleared, global Phase III registrational clinical trial of Olverembatinib for previously treated CML-CP patients, both with and without T315I mutation (POLARIS-2).

●	Enrollment continues in a multinational registrational Phase III clinical trial of Olverembatinib for the treatment of patients with succinate dehydrogenase (SDH)-deficient gastrointestinal stromal tumor (GIST) who have not responded to prior systemic treatment (POLARIS-3).

●	Continue to evaluate Olverembatinib in combination with the Bcl-2 inhibitor Lisaftoclax in early phase clinical trials.

Upcoming milestones

●	Continue to advance enrollment in the POLARIS-1, POLARIS-2, and POLARIS-3 trials.

Lisaftoclax (APG-2575) is a novel, oral B-cell lymphoma 2 (Bcl-2) inhibitor developed to treat a variety of hematologic malignancies and solid tumors by selectively blocking Bcl-2 to restore the normal apoptosis process in cancer cells.

Commercial progress

●	Commercial sales of Lisaftoclax commenced in China on July 25, 2025 as the first batch of prescriptions were filled on July 25, 2025 shortly after receiving approval on July 10, 2025 from China’s National Medical Products Administration (NMPA) for the treatment of adult patients with CLL/SLL who have previously received at least one systemic therapy including BTK inhibitors, which makes Lisaftoclax the first Bcl-2 inhibitor to receive conditional approval and marketing authorization for the treatment of patients with CLL/SLL in China, and the second Bcl-2 inhibitor approved globally.

●	Revenue from sales of Lisaftoclax was US$10.1 million for 2025 for the five-month period from August 2025 to December 2025.

Clinical progress

●	Enrollment continues in a FDA and EMA-cleared global Phase III registrational clinical trial of Lisaftoclax in combination with AZA for the treatment of front-line HR-MDS patients (GLORA-4).

●	Enrollment continues in a multinational Phase III registrational clinical trial of Lisaftoclax for the treatment of front-line elderly or unfit patients with acute myeloid leukemia (AML) (GLORA-3).

●	Enrollment continues in a registrational Phase III clinical trial to evaluate Lisaftoclax in combination with the BTK inhibitor, acalabrutinib, versus immunochemotherapy in treatment-naïve patients with CLL/SLL, to validate a fixed duration of combination regimen as a first-line treatment (GLORA-2).

●	Enrollment continues in a FDA and EMA-cleared global Phase III clinical trial of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors (GLORA).

●	Enrollment continues Phase Ib/II studies of Lisaftoclax as a single agent or in combination with other therapies for the treatment of patients with AML/MDS, including patients resistant to venetoclax, in China.

●	Enrollment continues in the Phase Ib/II clinical trials of Lisaftoclax in combination therapies for the treatment of patients with multiple myeloma (MM) in the United States.

Upcoming milestones

●	Plan to initiate clinical studies to confirm Lisaftoclax’s potential to overcome venetoclax resistance in patients who have failed venetoclax treatment.

●	Continue to advance enrollment in GLORA, GLORA-2, GLORA-3, GLORA-4 trials.

●	Plan to actively advance the inclusion of Lisaftoclax in China’s National Reimbursement Drug List (NRDL) in 2026.

BTK Degrader APG-3288 is the first novel, highly potent and selective BTK degrader developed utilizing Ascentage Pharma’s proprietary proteolysis-targeting chimera (PROTAC) technology platform.

Progress

●	Received IND clearance from the FDA and from China’s Center for Drug Evaluation (CDE) in the first quarter of 2026.

Upcoming milestones

●	Plan to commence a global, multicenter, open-label Phase I study designed to evaluate the safety, tolerability, pharmacokinetic (PK) profile, and preliminary efficacy of APG-3288 in patients with relapsed/refractory hematologic malignancies.

Full Year 2025 Unaudited Financial Results

Revenue for the year ended December 31, 2025 was US$82.1 million, compared to US$134.3 million for the year ended December 31, 2024, which represented a decrease of US$52.2 million, or 41.5%. The decrease was primarily due to intellectual property revenue of US$92.9 million recorded during the year ended December 31, 2024. Product sales of Olverembatinib in China increased 80.6% to US$62.2 million for the year ended December 31, 2025, compared to US$33.0 million for the year ended December 31, 2024. Product sales of Lisaftoclax in China were US$10.1 million during the last five months of 2025 as prescriptions were filled starting at the end of July following approval by China’s NMPA in early July.

Selling and distribution expenses for the year ended December 31, 2025 were US$50.6 million, compared to US$26.9 million for the year ended December 31, 2024, which represented an increase of US$23.7 million, or 80.4%. The increase was attributable to increased commercialization activities for Lisaftoclax and Olverembatinib.

Research and development expenses for the year ended December 31, 2025 were US$162.7 million, compared to US$129.8 million for the year ended December 31, 2024, which represented an increase of US$32.9 million, or 20.1%. The increase was attributable to increased clinical trial expenses.

Administrative expenses for the year ended December 31, 2025 were US$35.2 million, compared to US$25.6 million for the year ended December 31, 2024, which represented an increase of US$9.6 million, or 31.6%. The increase was mainly due to additional staff hiring.

Finance costs for the year ended December 31, 2025 were US$7.7 million, compared to US$8.8 million for the year ended December 31, 2024, which represented a decrease of US$1.1 million, or 16.1%. The decrease was due to the decrease in interest rates in relation to bank borrowings.

Other expenses for the year ended December 31, 2025 were US$10.5 million, compared to US$1.2 million for the year ended December 31, 2024. The increase of US$9.3 million was primarily attributable to the increase in fair value loss of contingent consideration in 2025 related to the acquisition of Guangzhou Healthquest Pharma Co., Ltd.

Loss for the year ended December 31, 2025 was US$177.7 million, compared to the US$55.6 million for the year ended December 31, 2024.

Cash and bank balances as of December 31, 2025, were US$353.2 million, compared to US$172.8 million as of December 31, 2024, which represented an increase of US$180.4 million, or 95.9% on a constant currency basis. The increase was primarily due to the net proceeds of US$132.5 million from the U.S. initial public offering in January 2025 and net proceeds of US$190.1 million from the follow-on offering in July 2025.

Investor Conference Call and Webcast

Ascentage Pharma will be holding investor webcasts to discuss its full year 2025 unaudited annual results.

Ascentage Pharma will host the Chinese (Mandarin) investor event with simultaneous conference call and webcast at 10:00 pm EDT on March 25, 2026 / 10:00 am HKT on March 26, 2025. To access the Chinese language investor event or conference call, please register in advance here.

The English language investor conference call and webcast will be held at 8:00 am EDT / 8:00 pm HKT on March 26, 2026. To access the English language webcast, please register in advance here. The webcast replay for English language conference call and presentation will also be available on the News & Events page of the Ascentage Pharma website.

Statement Regarding Unaudited Financial Information

This press release includes unaudited condensed consolidated financial information as of and for the fiscal year ended December 31, 2025, which has not been audited or reviewed by the Company’s auditors. The unaudited information for the year ended December 31, 2025, is preliminary, based on the information available at this time and subject to changes in connection with the completion of the review of the Company’s financial statements. As such, the Company’s actual results and financial condition as reflected in the financial statements that will be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, may be adjusted or presented differently from the financial information herein and the variations could be material. The unaudited condensed consolidated financial statements for the fiscal year ended December 31, 2025 include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with IFRS accounting standard as issued by the International Accounting Standards Board and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Currency and Exchange Rate Information

Unless otherwise indicated, translations from RMB to U.S. dollars for 2025 and 2024 are made at RMB6.9931 to US$1.00 and RMB 7.2993 to US$1.00, representing the noon buying rate in the City of New York, as certified by the Federal Reserve Bank of New York, on December 31, 2025 and December 31, 2024, respectively. Ascentage Pharma makes no representation that the RMB or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

About Ascentage Pharma

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The Company has built a rich pipeline of innovative drug products and candidates that include inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53, next-generation kinase inhibitors, and protein degraders.

The Company’s first approved product, Olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. It is covered by the China National Reimbursement Drug List (NRDL). Ascentage Pharma is currently conducting an FDA-cleared registrational Phase III trial, called POLARIS-2, of Olverembatinib for CML, as well as registrational Phase III trials for patients with newly diagnosed Ph+ ALL, called POLARIS-1, and SDH-deficient GIST patients, called POLARIS-3.

The Company’s second approved product, Lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax has been approved by China’s National Medical Products Administration (NMPA) for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting four global registrational Phase III trials: the FDA-cleared GLORA study of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with AML; and the FDA-cleared GLORA-4 study in patients with newly diagnosed higher risk MDS.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Cautionary note regarding forward-looking statements” in its Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 16, 2025, the sections headed “Forward-looking Statements” and “Risks Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited where the Company’s ordinary shares are listed it has made or it makes from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations:

Yuly Chen, Senior Director of Investor Relations

Ascentage Pharma

Yuly.Chen@ascentage.com

+86 512 85557777

Stephanie Carrington
ICR Healthcare
AscentageIR@icrhealthcare.com
+1 (646) 277-1282

Media Relations:

Sean Leous
ICR Healthcare
AscentagePR@icrhealthcare.com
+1 (646) 866-4012

Ascentage Pharma Group International

Condensed Consolidated statements of profit or loss

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
			(Unaudited)	(Unaudited)
REVENUE
Intellectual property	-	678,415	-	-
Products	193,535	260,835	499,272	71,395
Others	28,449	41,400	74,848	10,703
Total revenue	221,984	980,650	574,120	82,098

Cost of sales
Products	(29,342)	(27,031)	(46,661)	(6,672)
Others	(1,201)	(2,054)	(2,277)	(326)
Total cost of sales	(30,543)	(29,085)	(48,938)	(6,998)

Gross profit	191,441	951,565	525,182	75,100

Other income and gains	59,316	57,359	103,495	14,800
Selling and distribution expenses	(195,387)	(195,998)	(353,640)	(50,570)
Administrative expenses	(181,076)	(187,125)	(246,281)	(35,218)
Research and development expenses	(706,972)	(947,245)	(1,137,448)	(162,653)
Other expenses	(5,203)	(9,075)	(73,599)	(10,525)
Finance costs	(96,057)	(64,455)	(54,070)	(7,732)
Share of profit/(loss) of a joint venture	1,076	(281)	314	45

LOSS BEFORE TAX	(932,862)	(395,255)	(1,236,047)	(176,753)

Income tax credit/(expense)	7,150	(10,425)	(6,940)	(992)

LOSS FOR THE YEAR	(925,712)	(405,680)	(1,242,987)	(177,745)

Attributable to:
Ordinary equity holders of the Company	(925,637)	(405,433)	(1,242,769)	(177,714)
Non-controlling interests	(75)	(247)	(218)	(31)

	(925,712)	(405,680)	(1,242,987)	(177,745)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic and Diluted	(3.28)	(1.34)	(3.49)	(0.50)

Ascentage Pharma Group International

Condensed Consolidated statements of comprehensive loss

(Amounts in thousands of Renminbi and U.S. dollar, except for number of shares and per share data)

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
			(Unaudited)	(Unaudited)
LOSS FOR THE YEAR	(925,712)	(405,680)	(1,242,987)	(177,745)

OTHER COMPREHENSIVE INCOME/(LOSS)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods, net of tax:
Exchange differences on translation of foreign operations	20,593	2,829	(41,574)	(5,945)
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods, net of tax:	-	-	-	-
Exchange differences on translation of the Company	5,666	4,120	(11,441)	(1,636)
OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR, NET OF TAX	26,259	6,949	(53,015)	(7,581)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(899,453)	(398,731)	(1,296,002)	(185,326)

Attributable to:
Ordinary equity holders of the Company	(899,378)	(398,484)	(1,295,784)	(185,295)
Non-controlling interests	(75)	(247)	(218)	(31)

	(899,453)	(398,731)	(1,296,002)	(185,326)

Ascentage Pharma Group International

Condensed Consolidated statements of financial position

(Amounts in thousands of Renminbi and U.S. dollar, except for number of shares and per share data)

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
NON-CURRENT ASSETS
Property, plant and equipment	849,450	781,235	111,715
Right-of-use assets	56,109	47,827	6,839
Goodwill	24,694	24,694	3,531
Other intangible assets	75,998	65,936	9,429
Investment in a joint venture	32,717	33,030	4,723
Financial assets at fair value through profit or loss (“FVTPL”)	1,141	4,000	572
Deferred tax assets	44,236	31,957	4,570
Other non-current assets	59,303	30,725	4,394

Total non-current assets	1,143,648	1,019,404	145,773

CURRENT ASSETS
Inventories	6,597	28,618	4,092
Trade receivables, net	83,143	252,938	36,170
Prepayments, other receivables and other assets	123,211	192,532	27,532
Cash and bank balances	1,261,211	2,470,085	353,217

Total current assets	1,474,162	2,944,173	421,011

CURRENT LIABILITIES
Trade payables	91,966	106,740	15,264
Other payables and accruals	258,098	276,666	39,563
Contract liabilities	37,485	37,485	5,360
Interest-bearing bank and other borrowings	779,062	1,222,481	174,812

Total current liabilities	1,166,611	1,643,372	234,999

NET CURRENT ASSETS	307,551	1,300,801	186,012

TOTAL ASSETS LESS CURRENT LIABILITIES	1,451,199	2,320,205	331,785

Ascentage Pharma Group International

Condensed Consolidated statements of financial position

(Amounts in thousands of Renminbi and U.S. dollar, except for number of shares and per share data)

	As at December 31,
	2024	2025	2025
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
NON-CURRENT LIABILITIES
Contract liabilities	248,460	210,224	30,062
Interest-bearing bank and other borrowings	889,435	757,238	108,284
Deferred tax liabilities	5,368	-	-
Deferred income	27,500	6,500	929
Other non-current liabilities	6,274	12,031	1,720

Total non-current liabilities	1,177,037	985,993	140,995

Commitments and contingencies
TOTAL LIABILITIES	2,343,648	2,629,365	375,994

EQUITY
Equity attributable to ordinary equity holders of the Company
Ordinary shares (par value of US$0.0001 per share as of December 31, 2024 and 2025; 315,224,993 and 373,321,692 shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)	214	256	37
Treasury shares	(8)	(2,961)	(423)
Share premium	6,545,129	8,916,853	1,275,093
Capital and reserves	(384,515)	(397,276)	(56,810)
Exchange fluctuation reserve	(126,071)	(179,086)	(25,609)
Accumulated losses	(5,770,555)	(7,013,324)	(1,002,892)
	264,194	1,324,462	189,396

Non-controlling interests	9,968	9,750	1,394

Total equity	274,162	1,334,212	190,790